UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Amendment No. 5)
Under the Securities Exchange Act of 1934

AMARIN CORPORATION PLC
(Name of Issuer)

Ordinary Shares, 50 pence par value per share
(Title of Class of Securities)

02311107
(CUSIP Number)

John Heard
Abingworth LLP
Princes House
38 Jermyn Street
London SW1Y 6DN
+44 20 7534 1500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    02311107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth LLP
98-051-8585

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	16,447,426*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	16,447,426*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,447,426*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 11.63%*

14.	Type of Reporting Person (See Instructions): PN

* As of October 10, 2011 (the “Event Date”) and as of the date of filing of this Amendment No. 5 to Schedule 13D (the “Filing Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 16,447,426 ordinary shares, 50 pence par value per share (“Ordinary Shares”) (which includes American Depository Shares, or ADSs, each representing one Ordinary Share), of Amarin Corporation plc (the “Issuer”).  The number of Ordinary Shares reported above includes an aggregate of (i) 51,600 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of funds managed by Abingworth which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, and (ii) 8,500,000 Ordinary Shares issuable upon exercise of warrants that may be deemed to be held on behalf of funds managed by Abingworth which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Abingworth may be deemed to beneficially own 11.63% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 132,851,998 Ordinary Shares issued and outstanding as of August 3, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 (File No. 000-21392), filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2011.

Cusip No.    02311107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioventures V Co-Invest Growth Equity Fund LP
98-057-9772

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	7,260,859*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	7,260,859*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,260,859*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 5.14%*

14.	Type of Reporting Person (See Instructions): PN

* As of the Event Date and as of the Filing Date, Abingworth Bioventures V Co-Invest Growth Equity Fund LP (“AGE”) may be deemed to beneficially own an aggregate of 7,260,859 Ordinary Shares of the Issuer.  The number of Ordinary Shares reported above includes an aggregate of (i) 25,800 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of AGE which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, and (ii) 3,750,000 Ordinary Shares issuable upon exercise of warrants that may be deemed to be held on behalf of AGE which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, AGE may be deemed to beneficially own 5.14% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 132,851,998 Ordinary Shares issued and outstanding as of August 3, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 (File No. 000-21392), filed with the SEC on August 9, 2011.

Cusip No.    02311107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioventures V L.P.
98-051-8587

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	7,260,859*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	7,260,859*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,260,859*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 5.14%*

14.	Type of Reporting Person (See Instructions): PN

* As of the Event Date and as of the Filing Date, Abingworth Bioventures V L.P. (“ABV V”) may be deemed to beneficially own an aggregate of 7,260,859 Ordinary Shares of the Issuer.  The number of Ordinary Shares reported above includes an aggregate of (i) 25,800 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of ABV V which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, and (ii) 3,750,000 Ordinary Shares issuable upon exercise of warrants that may be deemed to be held on behalf of ABV V which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABV V may be deemed to beneficially own 5.14% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 132,851,998 Ordinary Shares issued and outstanding as of August 3, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 (File No. 000-21392), filed with the SEC on August 9, 2011.

Cusip No.    02311107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioequities Master Fund Limited
66-066-0960

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,925,708
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,925,708

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,925,708

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 1.44%*

14.	Type of Reporting Person (See Instructions): CO

* As of the Event Date and as of the Filing Date, Abingworth Bioequities Master Fund Limited (“ABE”) may be deemed to beneficially own an aggregate of 1,925,708 Ordinary Shares of the Issuer.  The number of Ordinary Shares reported above includes an aggregate of 1,000,000 Ordinary Shares issuable upon exercise of warrants that may be deemed to be held on behalf of ABE which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABE may be deemed to beneficially own 1.44% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 132,851,998 Ordinary Shares issued and outstanding as of August 3, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 (File No. 000-21392), filed with the SEC on August 9, 2011.

Explanatory Note

       This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons (as defined in the Schedule 13D) with the Securities and Exchange Commission (the “SEC”) on October 26, 2009, as amended by Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed by the Reporting Persons with the SEC on December 23, 2010, Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed by the Reporting Persons with the SEC on January 21, 2011, Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) filed by the Reporting Persons with the SEC on March 16, 2011, and Amendment No. 4 to the Schedule 13D (“Amendment No. 4”) filed by the Reporting Persons with the SEC on May 6, 2011 (such Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”).  The Schedule 13D, as amended by this Amendment, relates to the ordinary shares, 50 pence par value per share (the “Ordinary Shares”), of Amarin Corporation plc (the “Issuer”), each Ordinary Share represented by one American Depositary Share (each, an “ADS” and, collectively, the “ADSs”).  Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D.  Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.   Purpose of Transaction

       Item 4 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       The Reporting Persons acquired the securities reported herein for investment purposes in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy.  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.  Except as set forth herein, the Report Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

       Pursuant to the Securities Purchase Agreement, (i) the Issuer issued and sold to the Abingworth Funds, and the Abingworth Funds purchased from the Issuer, at the Closing, 17,000,000 Ordinary Shares, each Ordinary Share represented by one ADS, and Warrants to purchase up to an aggregate of 8,500,000 Ordinary Shares and (ii) the Issuer issued and sold to the Other Purchasers, and the Other Purchasers purchased from the Issuer, at the Closing, 53,399,996 Ordinary Shares, each Ordinary Share represented by one ADS, and Warrants to purchase up to an aggregate of 26,699,996 Ordinary Shares (the transactions specified in clauses (i) and (ii) above are referred to herein collectively as the “Private Placement”).  Each Abingworth Fund was prohibited from exercising the Warrants purchased by it, to the extent that after giving effect to such exercise, such Abingworth Fund (together with its affiliates) would beneficially own in excess of 9.99% of the Ordinary Shares outstanding immediately after giving effect to such exercise; provided that such Abingworth Fund may increase or decrease such percentage to any other percentage (or waive the applicability of the ownership “blocker” provision) upon written notice to the Issuer; provided, further, that any such increase (or waiver) would not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer.  On April 28, 2011, Abingworth notified the Issuer that it desired to waive the applicability of the blocker provision described above with respect to all of the Warrants held by each of the Abingworth Funds, as permitted under the Warrants.  The waiver became effective 61 days from the date of such notice, and, thus, all of the Warrants became exercisable beginning on June 28, 2011.

       The Securities Purchase Agreement contains a right of first refusal in favor of each Purchaser to purchase up to such Purchaser’s Pro Rata Percentage (as defined in the Securities Purchase Agreement) of any offering (an “Equity Offering”) by the Issuer of Ordinary Shares or any other class or series of its capital stock, or any other securities convertible or exercisable into or exchangeable for Ordinary Shares or any other class or series of capital stock, subject to certain exceptions as set forth in the Securities Purchase Agreement.  To the extent any Other Purchaser elects not to exercise its right of first refusal to purchase its full Pro Rata Percentage of any Equity Offering, the Abingworth Funds shall have the first right of refusal to subscribe for and purchase any securities not subscribed for by any such Other Purchaser.   The right of first refusal shall terminate with respect to a Purchaser (counting such Purchaser and its affiliates purchasing Ordinary Shares under the Securities Purchase Agreement as one Purchaser) at such time as such Purchaser (together with its affiliates) ceases to collectively own at least fifty percent (50%) of the Ordinary Shares purchased by such Purchaser and its affiliates at the Closing.

       In accordance with the terms of the Securities Purchase Agreement, the Issuer filed with the Securities and Exchange Commission (the “SEC”) a registration statement to register the resale of the Ordinary Shares issued in the Private Placement (including the Ordinary Shares issuable upon exercise of the Warrants issued in the Private Placement) and used its commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC by the deadlines set forth in Securities Purchase Agreement.  The Purchasers also received certain “piggy-back” registration rights covering the Ordinary Shares issued in the Private Placement (including the Ordinary Shares issuable upon exercise of the Warrants sold in the Private Placement).

       In connection with the transactions contemplated by the Securities Purchase Agreement, the Abingworth Funds entered into a Management Rights Agreement with the Issuer and certain of the Other Purchasers, whereby (i) the Abingworth Funds will have the right to nominate one designee for election to the Issuer’s Board of Directors (“Board”) for so long as the Abingworth Funds (together with their respective affiliates) beneficially own at least five percent (5%) of the issued and outstanding Ordinary Shares of the Issuer, (ii) each Lead Investor (as defined in the Management Rights Agreement) will individually have the right to nominate one designee for election to the Board so long as such Lead Investor beneficially owns the number of Ordinary Shares equal to at least fifty percent (50%) of the number of Ordinary Shares it purchased in the Private Placement, (iii) the Lead Investors will have the right to collectively nominate two (2) other individuals to the Board so long as the Lead Investors, collectively as a group, beneficially own in the aggregate at least twenty-five percent (25%) of the issued and outstanding Ordinary Shares of the Issuer and (iv) the parties to the Management Rights Agreement agreed to vote their Ordinary Shares in favor of the director designees specified in the foregoing clauses (i), (ii) and (iii).

       By virtue of the terms of the Management Rights Agreement, the Reporting Persons and the Other Purchasers party to the Management Rights Agreement may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons and the Other Purchasers party to the Management Rights Agreement are not acting as a “group,” and the Reporting Persons disclaim beneficial ownership of, and any pecuniary interest in, all of the Ordinary Shares beneficially owned by the Other Purchasers party to the Management Rights Agreement.

       The foregoing descriptions of the Securities Purchase Agreement, the Warrants and the Management Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of such document which are incorporated herein by reference in response to this Item 4 and which, (i) in the case of the Securities Purchase Agreement and the Form of Warrant, have been filed as exhibits to the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on October 22, 2009, and (ii) in the case of the Management Rights Agreement, has been filed as an exhibit to this Schedule 13D.

       As described in Item 3 of this Schedule 13D, Mr. Anderson, as the Abingworth Funds’ designee to the Board, was awarded an aggregate of 120,000 Options on the Grant Date in consideration of his services as a director of the Issuer.  The Options were issued under the Plan and have an exercise price of $1.03 per share, provided that such per-share exercise price shall not be less than the par value of an Ordinary Share at any time (currently, 50 pence).  The Options initially were scheduled to vest in four equal increments of twenty-five percent (25%) per year beginning on the one-year anniversary of the Grant Date (or February 10, 2011), such that 30,000 Options would vest on each of the first, second, third and fourth anniversaries of the Grant Date.  However, in light of the Issuer’s announcement of favorable data from its MARINE trial for AMR101, the Board unanimously approved the acceleration of the vesting schedule relating to certain options (including the Options) granted by the Issuer, so that all of the vesting dates described above have been accelerated by a period of six months.

       Pursuant to an agreement among Mr. Anderson and Abingworth, Mr. Anderson is permitted to retain 16,800 of the Options (such 16,800 Options, the “Anderson Options”), and Mr. Anderson has voting and dispositive power over the Anderson Options.  Mr. Anderson is deemed to hold the remaining 103,200 Options for the benefit of the Abingworth Funds (collectively, the “Abingworth Options”).  Of the Abingworth Options, (i) 51,600 Options are held by Mr. Anderson for the benefit of ABV V and (ii) 51,600 Options are held by Mr. Anderson for the benefit of AGE.  Mr. Anderson must exercise, vote or dispose of all of the Abingworth Options solely pursuant to the direction of Abingworth, and to the extent that any of the Abingworth Options are vested, ABV V or ABE, as applicable, is entitled to the Ordinary Shares issuable upon exercise of those Abingworth Options.  Since the Options vest on an annual basis, vested Options will be allocated amongst Mr. Anderson, ABV V and ABE on a pro rata basis.  For example, with respect to the 60,000 Options which already have vested, (x) 25,800 Options have been allocated to ABV V, (y) 25,800 Options have been allocated to AGE, and (z) 8,400 Options have been allocated to Mr. Anderson.

       In addition, on December 10, 2010, the Abingworth Funds entered into pre-arranged stock trading plans (the “Initial Trading Plans” and each, an “Initial Trading Plan”) to sell Ordinary Shares of the Issuer.  Each Initial Trading Plan was designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and provided for the sale, over a period of approximately one year, of up to (i) 3,750,000 Ordinary Shares held by ABV V, (ii) 3,750,000 Ordinary Shares held by AGE, and (iii) 1,000,000 Ordinary Shares held by ABE.  All sales of Ordinary Shares under the Initial Trading Plans were to be made in the broker’s discretion.  Copies of the Initial Trading Plans have been filed as Exhibits 5, 6 and 7 to this Schedule 13D.  As a result of the Lock-Up Agreement entered into in connection with the Offering described below, the Reporting Persons amended each of the Trading Plans to provide, among other things, for the suspension of each of the Trading Plans during the Lock-Up Period, and that any trades under the Trading Plans only could be effected during the period beginning on the first day following the expiration of the Lock-Up Period through and including December 10, 2011 (as so amended, the “Amended Trading Plans”).  Copies of the Amended Trading Plans have been filed as Exhibits 9, 10 and 11 to this Schedule 13D.  Abingworth subsequently terminated the Amended Trading Plans on February 25, 2011, and on March 9, 2011, ABV V, AGE and ABE each entered into a new pre-arranged stock trading plan (the “New Trading Plans” and each, a “New Trading Plan”) to sell Ordinary Shares of the Issuer.  As with the Initial Trading Plans, each New Trading Plan was designed to comply with Rule 10b5-1 under the Exchange Act, and all sales of Ordinary Shares under the New Trading Plans were to be made in the broker’s discretion.  The New Trading Plans provided for the sale, over a period of approximately one year, of up to (i) 3,750,000 Ordinary Shares held by ABV V, (ii) 3,750,000 Ordinary Shares held by AGE, and (iii) 1,000,000 Ordinary Shares held by ABE.  Under the New Trading Plans, on April 18, 2011, ABV V sold an aggregate of 1,843,016 Ordinary Shares, AGE sold an aggregate of 1,843,016 Ordinary Shares, and ABE sold an aggregate of 493,142 Ordinary Shares.  The Abingworth Funds terminated the Trading Plans as of April 18, 2011, following the trades described in the preceding sentence.  Copies of the New Trading Plans have been filed as Exhibits 12, 13 and 14 to this Schedule 13D.

       As mentioned above, on January 6, 2011, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies & Company, Inc. and Leerink Swann LLC, acting as joint book-running managers and as representatives of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the underwriters agreed to purchase, and the Issuer agreed to sell, an aggregate of 12,000,000 ADSs at a price to the public of $7.60 per share ($7.296 per share, net of underwriting discounts and commissions) (the “Offering”).  Pursuant to the Underwriting Agreement, the Issuer also granted to the Underwriters a 30-day option to purchase up to an additional 1,800,000 ADSs to cover over-allotments, if any, at the same price, which the Underwriters exercised on January 6, 2011.  The Offering closed on January 11, 2011.  In connection with the Offering, the Abingworth Funds entered into a lock-up agreement (the “Lock-Up Agreement”) running in favor of the Underwriters with regard to future sales of the Issuer’s ADSs and Ordinary Shares and other securities exercisable or exchangeable for ADSs or Ordinary Shares for a period of 45 days after the date of the Prospectus Supplement (File No. 333-170505) dated January 6, 2011, filed pursuant to Rule 424(b)(5) under the Securities Act (the “Prospectus Supplement”), pursuant to which the Offering was made.  The description of the Lock-Up Agreement is qualified in its entirety by reference to the terms of the Lock-Up Agreement, a copy of which has been filed as Exhibit 8 to this Schedule 13D.

       On October 10, 2011, the Abingworth Funds entered into new pre-arranged stock trading plans (the “October 2011 Trading Plans” and each, an “October 2011 Trading Plan”) to sell Ordinary Shares of the Issuer.  As with the previous pre-arranged trading plans described above, each October 2011 Trading Plan was designed to comply with Rule 10b5-1 under the Exchange Act, and all sales of Ordinary Shares under the October 2011 Trading Plans are to be made in the broker’s discretion.  The October 2011 Trading Plans provide for the sale, over a period of approximately one year, of up to (i) 3,000,000 Ordinary Shares held by ABV V, (ii) 3,000,000 Ordinary Shares held by AGE, and (iii) 900,000 Ordinary Shares held by ABE.  The October 2011 Trading Plans were initially scheduled to become effective on October 25, 2011.  However, on October 17, 2011, each of the October 2011 Trading Plans was subsequently amended to provide that each such plan would become effective on December 5, 2011.  Copies of the October Trading Plans, as so amended, have been filed as Exhibits 15, 16 and 17 to this Schedule 13D.

Item 5.   Interest in Securities of the Issuer

       Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       (a)           As of October 10, 2011 (the “Event Date”) and as of the date of filing of this Amendment (the “Filing Date”), ABV V may be deemed to beneficially own an aggregate of 7,260,859 Ordinary Shares, which number includes (i) 3,485,059 Ordinary Shares held by ABV V, (ii) 25,800 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of ABV V which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, and (iii) 3,750,000 Ordinary Shares issuable upon exercise of warrants that may be deemed to be held on behalf of ABV V which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABV V may be deemed to beneficially own 5.14% of the Ordinary Shares deemed issued and outstanding (based upon 132,851,998 Ordinary Shares outstanding as of August 3, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 (File No. 000-21392), filed with the SEC on August 9, 2011 (the “2Q11 Form 10-Q”).

       As of the Event Date and as of the Filing Date, AGE may be deemed to beneficially own an aggregate of 7,260,859 Ordinary Shares.  The number of Ordinary Shares reported above includes (i) 3,485,059 Ordinary Shares held by AGE, (ii) 25,800 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of AGE which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, and (iii) 3,750,000 Ordinary Shares issuable upon exercise of warrants that may be deemed to be held on behalf of AGE which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, AGE may be deemed to beneficially own 5.14% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 132,851,998 Ordinary Shares issued and outstanding as of August 3, 2011, as reported by the Issuer in the 2Q11 Form 10-Q.

       As of the Event Date and as of the Filing Date, ABE may be deemed to beneficially own an aggregate of 1,925,708 Ordinary Shares.  The number of Ordinary Shares reported above includes (i) 925,708 Ordinary Shares held by ABE and (ii) 1,000,000 Ordinary Shares issuable upon exercise of warrants that may be deemed to be held on behalf of ABE which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABV V may be deemed to beneficially own 1.44% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 132,851,998 Ordinary Shares issued and outstanding as of August 3, 2011, as reported by the Issuer in the 2Q11 Form 10-Q.

       Abingworth is not the owner of record of any Ordinary Shares or any Warrants or Options to purchase Ordinary Shares.  Abingworth, as the investment manager to the Abingworth Funds, may be deemed to beneficially own, in the aggregate, 16,447,426 Ordinary Shares, which includes Warrants held by the Abingworth Funds to purchase an aggregate of 8,500,000 Ordinary Shares and Options to purchase an aggregate of 51,600 Ordinary Shares that may be deemed to be held on behalf of certain Abingworth Funds, representing approximately 11.63% of the Issuer’s outstanding Ordinary Shares (based upon 132,851,998 Ordinary Shares issued and outstanding as of August 3, 2011, as reported by the Issuer in the 2Q11 Form 10-Q).

       (b)           As set forth in the cover sheets to this Schedule 13D, (i) ABV V has shared voting and dispositive power with respect to the 3,485,059 Ordinary Shares held by ABV V, the 3,750,000 Ordinary Shares issuable upon exercise of Warrants held by ABV V which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, and the 25,800 Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of ABV V which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, and has sole voting and dispositive power over none of the securities reported herein; (ii) AGE has shared voting and dispositive power with respect to the 3,485,059 Ordinary Shares held by AGE, the 3,750,000 Ordinary Shares issuable upon exercise of Warrants held by AGE which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, and the 25,800 Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of AGE which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, and has sole voting and dispositive power over none of the securities reported herein; (iii) ABE has shared voting and dispositive power with respect to the 925,708 Ordinary Shares held by ABE and the 1,000,000 Ordinary Shares issuable upon exercise of Warrants held by ABE which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, and has sole voting and dispositive power over none of the securities reported herein; and (iv) Abingworth has shared voting and dispositive power with respect to the 7,895,826 Ordinary Shares held by the Abingworth Funds, the 8,500,000 Ordinary Shares issuable upon exercise of Warrants held by the Abingworth Funds which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, and the 51,600 Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of ABV V and AGE which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, and has sole voting and dispositive power over none of the securities reported herein.

       (c)           Other than as described herein, during the past sixty (60) days on or prior to the Event Date and from the Event Date to the Filing Date, there were no purchases or sales of Ordinary Shares, or securities convertible into or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

       (d)           Each Abingworth Fund has the right to receive dividends from, or proceeds from the sale of, the Ordinary Shares and Warrants (including the Ordinary Shares issuable upon exercise thereof) purchased by it in the Private Placement and the Options (including the Ordinary Shares issuable upon exercise thereof) held by Mr. Anderson on its behalf.  The limited partners or shareholders of each Abingworth Fund have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares and Warrants (including the Ordinary Shares issuable upon exercise thereof) purchased by such Abingworth Fund in the Private Placement and the Options (including the Ordinary Shares issuable upon exercise thereof) held by Mr. Anderson on its behalf, in accordance with their respective ownership interests in such Abingworth Fund.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       Item 6 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       As described in Items 3 and 4 of this Schedule 13D, the Abingworth Funds purchased the Ordinary Shares and Warrants pursuant to the Securities Purchase Agreement.  In connection with the transactions contemplated by the Securities Purchase Agreement, the Abingworth Funds entered into a Management Rights Agreement with the Issuer and certain of the Other Purchasers.

       As described in Item 4 of this Schedule 13D, the Abingworth Funds entered into the Lock-Up Agreement in connection with the Offering.  A copy of the Lock-Up Agreement is filed as Exhibit 8 to this Schedule 13D.  As described in Item 4 of this Schedule 13D, the Abingworth Funds entered into the New Trading Plans (copies of which are filed as Exhibits 12, 13 and 14 to this Schedule 13D), each of which was terminated by Abingworth.  Also as described in Item 4 of this Schedule 13D, the Abingworth Funds entered into new pre-arranged trading plans, the October Trading Plans, in October, 2011.  Copies of the October Trading Plans have been filed as Exhibits 15, 16 and 17 to this Schedule 13D.

Item 7.   Material to be Filed as Exhibits

       Item 7 of the Schedule 13D is hereby amended to add the following additional exhibits:

Exhibit 15	Rule 10b5-1 Trading Plan, dated as of October 10, 2011, by and between ABV V and Leerink Swann LLC, as Broker, as amended.

Exhibit 16	Rule 10b5-1 Trading Plan, dated as of October 10, 2011, by and between AGE and Leerink Swann LLC, as Broker, as amended.

Exhibit 17	Rule 10b5-1 Trading Plan, dated as of October 10, 2011, by and between ABE and Leerink Swann LLC, as Broker, as amended.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2011

ABINGWORTH BIOVENTURES V L.P.

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES V CO-INVEST GROWTH EQUITY FUND LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOEQUITIES MASTER FUND LIMITED

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 15

Stock Only Version

Date:     October 10, 2011

Mr. John McPhee
Leerink Swann LLC
One Federal Street, 37th Floor
Boston, MA   02110

Re:	Abingworth Bioventures V LP - Rule 10b5-1 plan for the Sale of Amarin Corporation plc ADS (Ticker: AMRN)

This agreement will authorize Leerink Swann LLC (“Broker”) to sell shares of Amarin Corporation plc (the “Issuer”) ADS, par value [50 pence] per share (the “ADS”) (Ticker: AMRN) on behalf of Abingworth Bioventures V LP (“Seller”) pursuant to the instructions on Annex B (the “Instructions”).
It is the intent of Seller and Broker that this Sales Plan (the “Sales Plan”) be effected pursuant to Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, this Sales Plan, including the Instructions with respect to sales of ADS, are designed to comply with Rule 10b5-1(c) and are to be interpreted and applied accordingly.
Seller and Broker hereby agree as follows:

1.
Sales Plan. Broker shall effect one or more sales (each a “Sale”) of shares of ADS (the “Shares”) as further set forth in the attached Annex B to this Sales Plan. All orders will be deemed day orders only and not held unless otherwise specified in Annex B.

2.
Effective Date. This Sales Plan shall become effective on the date that Broker notifies Seller of its acceptance by Broker of this Sales Plan (the “Effective Date”). Any sale date on Annex B shall be at least Fourteen (14) calendar days following the Effective Date.

3.	Termination Date. This Sales Plan shall terminate on the earliest of:
a)	Date: October 10, 2012;
b)	the date on which Broker has sold all Shares specified in Annex B;
c)	Broker’s receipt of Seller’s written notice of termination (which Seller agrees to file with Issuer within five (5) business days thereafter);
d)
receipt by Broker of written notice from Seller or the Issuer of (i) the filing of a bankruptcy petition by Issuer; (ii) a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares into shares of a company other than the Issuer; or (iii) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part);

e)	the receipt by Broker of written notice of Seller’s death; or
f)	immediately upon Broker’s written notice to Seller.
4.	Execution, Average Pricing and Pro Rata Allocation of Sales. Seller agrees and acknowledges that:
a)	Broker may effect Sales hereunder jointly with orders for other sellers of ADS of the Issuer and the average price for executions resulting from bunched orders will be assigned to Seller’s account.
b)	Broker may make a market in the ADS and may engage in market-making activities while executing transactions on behalf of Seller pursuant to the Sales Plan.

5.	Seller’s Representations, Warranties and Covenants. Seller represents, warrants and covenants to Broker as follows:
a)
Seller is not aware of material, nonpublic information regarding the Issuer or its securities (including the ADS), Seller is not currently subject to any quarterly or special blackout with respect to the Issuer or its securities (including the ADS), and this Sales Plan complies with the Issuer’s insider trading policy;

b)	Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;
c)	Seller has not entered into any other plan pursuant to Rule 10b5-1 with respect to Issuer’s securities;
d)
Seller has consulted with Seller’s own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Broker or any person affiliated with Broker in connection with Seller’s entry into and implementation of this Sales Plan;

e)
Seller has not entered into or altered, and will not enter into or alter, any corresponding or hedging transaction or position with respect to the ADS and will not alter or deviate from the terms of this Sales Plan except in accordance with the provisions of Section 9 hereof;

f)
Seller owns the Shares free and clear and the Shares are not subject to any agreement granting any pledge, lien, mortgage, hypothecation, security interest, charge, option or encumbrance or any other limitation on disposition, other than Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended;

g)
Except for Rule 144, there are no contractual, regulatory, or other restrictions applicable to the Sales contemplated under this Sales Plan that would interfere with Broker’s ability to execute Sales and effect delivery and settlement of such Sales on behalf of Seller, other than restrictions with respect to which Seller has obtained all required consents, approvals, and waivers;

h)
The Shares are “restricted securities” and/or Seller may be deemed an “affiliate” of the Issuer as those terms are defined in Rule 144. Seller shall not take, and shall not cause any person or entity with which he or she would be required to aggregate sales of ADS pursuant to Rule 144 to take, any action that would cause the Sales not to comply with Rule 144. Seller has delivered the Shares to Broker and has provided Broker with ten (10) executed Forms 144 (and will promptly provide Broker such number of additional executed Forms 144 as Broker shall reasonably request), which Broker will complete and file on behalf of Seller. Seller requests and authorizes (unless otherwise agreed or instructed) Broker to complete and file any Forms 144 (pre-signed by Seller) as shall be necessary to effect Sales under the Sales Plan. Each Form 144 shall specify that the Sales are effected pursuant to a sales plan intended to comply with Rule 10b5-1. Seller agrees to provide Broker with such information (including, but not limited to, a duly executed representation letter in Broker’s standard form) as Broker shall reasonably request or as is reasonably necessary for Broker accurately and timely to complete the Forms 144;

i)
Seller will inform Broker promptly of (i) any subsequent restrictions imposed on Seller due to changes in law or any contractual restrictions imposed on the Issuer that would prevent Broker or Seller from complying with this Sales Plan, and (ii) the occurrence of any event as set forth in this Sales Plan that would cause the Sales Plan to be suspended or terminated under Sections 3, 6 or 7 hereof. Seller will notify Broker within one (1) business day of any sale by or on behalf of Seller or its affiliates of Issuer’s securities;

j)
Seller will not, directly or indirectly, communicate any material nonpublic information relating to Issuer or the Issuer’s securities to any employee, agent or representative of Broker or its affiliates who is directly or indirectly involved in executing this Sales Plan, nor will Seller seek to control or influence Broker or discuss with Broker how, when or whether to effect trading under this Sales Plan, in each case, while this Sales Plan is in effect;

k)
Seller is solely responsible for compliance with and shall make all filings, if any, required under Sections 13(d) and 16 of the Exchange Act, Broker shall provide Seller and Issuer notice of each Sale pursuant to this Sales Plan no later than the close of business on the first business day following the Sale;

l)	Seller has all requisite power and authority to enter into this Sales Plan;
m)	Issuer’s general counsel, on behalf of Issuer has reviewed and acknowledged this Sales Plan; and

n)	Seller will notify Broker immediately upon any of the foregoing representations or warranties becoming untrue.
6.
Market Disruption; Restriction. Seller understands that Broker’s ability to effect a Sale may be affected by market disruption or a legal, regulatory or contractual restriction applicable to Broker or any other event or circumstance (a “Blackout”). Seller acknowledges that, even in the absence of a Blackout, Broker may be unable to effect Sales consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the ADS to reach and sustain a limit order price, or other market factors (“Unfilled Sales”). Broker agrees that if Issuer enters into a transaction that imposes trading restrictions on Seller, such as a stock offering requiring an affiliate lock-up (an “Issuer Restriction”) and if Issuer or Seller provide Broker prior notice of such trading restrictions, then as soon as reasonably practicable Broker will cease effecting Sales under this Sales Plan until notified by the Issuer or Seller that such restrictions have terminated. Notwithstanding anything herein to the contrary, all required notifications to Broker under this Section 6 shall be made in writing (signed by Seller or Issuer) and confirmed by telephone as follows: (Attn: John McPhee and Eric Olson; Tel No. 617.918.4900; Fax: 617.918.4945). Broker shall resume effecting Sales in accordance with this Sales Plan as soon as practicable after the cessation or termination of a Blackout or Issuer Restriction.

7.	Suspension. Sales under this Sales Plan will be suspended (and Broker shall have no liability in connection therewith) if:

a)	trading of the ADS on the principal exchange or market on which the ADS trades is suspended for any reason; or
b)
Broker is notified in writing by Seller or the Issuer that a Sale should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or Seller. Notwithstanding anything herein to the contrary, any required notifications to Broker under this Section 7 shall be made in writing (signed by Seller or Issuer) and confirmed by telephone as follows: (Attn: John McPhee and Eric Olson; Tel No. 617.918.4900; Fax: 617.918.4945).

8.
Following Suspension. Broker will resume Sales in accordance with the Sales Plan as promptly as practicable after (i) Broker receives notice in writing from Seller or the Issuer, as the case may be, that it may resume Sales in accordance with the formula described in Annex B in the case of an event described in Section 7(b); or (ii) Broker determines, in its sole discretion, that it may resume Sales in accordance with the formula in Annex B in the case of an event described in Sections 7(a). Shares allocated under the Sales Plan for sale during a period that has elapsed due to a suspension under Section 7 will be carried forward with the next amount of Shares to be sold in accordance with Annex B.

9.
Amendment. The Sales Plan may be modified or amended only by a writing in the form of Annex C hereof, signed and dated by Seller, Broker and the Issuer’s general counsel. Any such modification or amendment shall be deemed to constitute the creation of a new Sales Plan and Seller shall be required to restate and reaffirm as of the date of such modification or amendment each representation and warranty set forth in Section 5 hereof. In the event of a modification or amendment of this Sales Plan, no Sales shall be effected during the fourteen (14) days immediately following such modification or amendment (other than Sales already provided for in the Sales Plan prior to modification or amendment, to the extent legally permissible).

10.
Indemnification. Seller agrees that Broker and its controlling persons and affiliates and their directors, officers, employees, assignees and agents (collectively, “Broker Persons”) shall not have any liability whatsoever to Seller for any action taken or omitted to be taken in relating to or arising out of, directly or indirectly, this Sales Plan, the making of any Sale, or any amendment, modification, or termination of the Sales Plan (each, an “Action”). Seller further agrees to indemnify and hold each Broker Person free and harmless from any and all losses, claims, damages, liabilities, or expenses, joint or several (including reasonable attorneys’ fees and costs), incurred or sustained by such Broker Person in connection with or arising out of the investigation of, preparation for or defense or settlement of any pending or threatened claim or action, suit or proceeding arising therefrom, whether or not such Broker Person is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Seller, in each case, relating to or arising out of, directly or indirectly this Sales Plan or any Action and to reimburse each Broker Person for its expenses (including reasonable attorneys’ fees and expenses) as they are incurred in connection with any Action or relating to or arising out of, directly or indirectly, any breach by Seller of this Sales Plan or any violation by Seller of applicable laws or regulations. Neither of the foregoing limitation on Broker’s liability or the indemnification by Seller shall apply in the case of Broker’s gross negligence or willful misconduct, as finally adjudicated by a court of competent jurisdiction. This Section 10 shall survive termination, amendment or modification of this Sales Plan.

11.
No Fiduciary. Seller aggress that Broker is acting solely as its agent and shall not by reason thereof assume any fiduciary or advisory relationship with Seller. Nothing in this Sales Plan shall be construed to impose upon Broker any obligation to exercise discretion over how, when or whether to effect Sales.

12.
Miscellaneous. This Sales Plan and its enforcement, and each transaction entered into hereunder and all matters arising in connection with this Sales Plan and transactions hereunder shall be governed by, and construed in accordance with the laws of the Commonwealth of Massachusetts, without reference to its choice of law doctrine. The parties hereto irrevocably consent to the jurisdiction of the courts of the County of Suffolk, Commonwealth of Massachusetts or the Federal courts sitting in Boston, Massachusetts. The provisions of this Sales Plan shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of any other provisions hereof. The headings herein are for convenience of reference only and shall not impact the interpretation of this Sales Plan. This Sales Plan may be signed in any number of counterparts and by electronic or facsimile signature. Except as otherwise provided herein, all notices hereunder shall be given in accordance with Rider A.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date below:

Abingworth Bioventures LP		Leerink Swann LLC
acting by its manager Abingworth LLP		/s/ John McPhee
/s/ James Abell		Name: John McPhee
(Seller)		Title: Managing Director
		Date:	10/10/11
Date:	10 – OCTOBER - 2011

Acknowledged By:
Amarin Corp (Issuing Company)

By:	/s/ John Thero
Name:	John Thero
Title:	President
Date:	10/12/11

Rider A
All notices, reports, records or other communications that are required to be given to the parties under this Sales Plan shall be in writing and shall be given personally, telegraphed, telexed, sent by facsimile transmission or electronic mail, or sent by prepaid air courier or certified, registered or express mail, postage prepaid. Any such notice shall be deemed to have been given (a) when received, if delivered in person, telegraphed, telexed, sent by facsimile transmission or electronic mail, or sent by prepaid air courier; or (b) three (3) business days following the mailing thereof, if mailed by certified first class mail, postage prepaid, return receipt requested, in any such case as follows (or to such other address or addresses as a party may have advised the other party in the manner provided in this section):

If to Seller:	James Abell Abingworth LLP 38 Jermyn Street, London SW1Y 6DN Phone: +44 (0)20 7534 1500 Fax: +44 (0) 20 7534 1539 Email: abell@abingworth.com
If to Issuer:	John Thero Amarin Corp 12 Roosevelt Avenue, 3rd Floor Mystic, CT 06355 Phone: 860-572-4979 Fax: 860-572-4940 Email: john.thero@amarincorp.com
If to Broker:	Leerink Swann LLC One Federal Street, 37th Floor Boston, MA 02110 Attn: John McPhee Phone: 617.918.4845 Fax: 617.918.4900 Email: Johnp@leerink.com

Annex B

Amarin Corp (AMRN) [ADS]

Sell up to a maximum of  3,000,000 shares of AMRN under this Sales Plan in accordance with the following:

Date/Date Ranges			Number of Shares to be sold*	$ Limit or Market (if any):	Nature of Acquisition:
5-Dec-2011	Thru & including	10-Oct 2012	1,000,000	[ ]
5-Dec-2011	Thru & including	10-Oct 2012	1,000,000	[ ]
5-Dec-2011	Thru & including	10-Oct 2012	1,000,000	[ ]

		Total:	3,000,000

*Share amounts and limits shall be increased or decreased to reflect stock splits or reverse stock splits should they occur. In the event of a reincorporation or other corporate reorganization resulting in a share-for-share exchange of new shares for the Shares subject to the Sales Plan, the new shares will automatically replace the Shares.

Leerink Swann LLC
/s/ John McPhee
/s/ James Abell		Name: John McPhee
Seller: Abingworth Bioventures V LP		Title: Managing Director
Date:	17–OCT–11	Date:	10–17–11

Acknowledged By:
Amarin Corp (Issuing Company)

/s/ John Thero
Signature:	John Thero

Title:	President

Date:	OCT 18, 2011

Annex C – Form of Amendment of Sales Plan

Dated:     17-OCT      , 2011

The agreement dated as of _10-OCT__,__2011_, (the “Sales Plan”) by and between Leerink Swann LLC (“Broker”) and __*__________________ (“Seller”) is hereby amended as set forth herein. Capitalized terms used herein and not otherwise defined, have the meanings set forth in the Sales Plan.

1.	[N]ew sales instructions attached.

2.	Each of Seller and Broker acknowledge that its respective representations, warranties and covenants set forth in the Sales Plan are true, correct and affirmed as of the date hereof.

3.	This Amendment shall become effective on the date hereof.

4.	Except as set forth herein, the Sales Plan shall remain in full force and effect in accordance with its terms.

*ABINGWORTH BIOVENTURES V L.P. ACTING BY ITS MANAGER, ABINGWORTH LLP
Leerink Swann LLC
/s/ John McPhee
/s/ James Abell		Name: John McPhee
Seller Name:	*	Title: Managing Director

Date:	17–OCT–11	Date:	Oct 17-2011

Acknowledged By:
[Amarin Corp ]
(Issuing Company)

/s/ John Thero
Signature:

John F. Thero
Printed Name:

Title:	President

EXHIBIT 16

Stock Only Version

Date:  October 10, 2011

Mr. John McPhee
Leerink Swann LLC
One Federal Street, 37th Floor
Boston, MA 02110

Re:	Abingwortb Bioventures V Co-Invest Growth Equity Fund LP — Rule 10b5-1 plan for the Sale of Amarin Corporation plc ADS (Ticker: AMRN)

This agreement will authorize Leerink Swann LLC (“Broker”) to sell shares of Amarin Corporation plc (the “Issuer”) ADS, par value [50 pence] per share (the “ADS”) (Ticker: AMRN) on behalf of Abingworth Bioventures V Co-Invest Growth Equity Fund LP (“Seller”) pursuant to the instructions on Annex B (the “Instructions”).
It is the intent of Seller and Broker that this Sales Plan (the “Sales Plan”) be effected pursuant to Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Accordingly, this Sales Plan, including the Instructions with respect to sales of ADS, are designed to comply with Rule 10b5-1(c) and are to be interpreted and applied accordingly.
Seller and Broker hereby agree as follows:
1.
Sales Plan.  Broker shall effect one or more sales (each a “Sale”) of shares of ADS (the “Shares”) as further set forth in the attached Annex B to this Sales Plan.  All orders will be deemed day orders only and not held unless otherwise specified in Annex B.

2.
Effective Date.  This Sales Plan shall become effective on the date that Broker notifies Seller of its acceptance by Broker of this Sales Plan (the “Effective Date”). Any sale date on Annex B shall be at least Fourteen (14) calendar days following the Effective Date.

3.	Termination Date. This Sales Plan shall terminate on the earliest of:
a)	Date: October 10, 2012;
b)	the date on which Broker has sold all Shares specified in Annex B;
c)	Broker’s receipt of Seller’s written notice of termination (which Seller agrees to file with Issuer within five (5) business days thereafter);
d)
receipt by Broker of written notice from Seller or the Issuer of (i) the filing of a bankruptcy petition by Issuer; (ii) a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares into shares of a company other than the Issuer; or (iii) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part);

e)	the receipt by Broker of written notice of Seller’s death; or
f)	immediately upon Broker’s written notice to Seller.
4.	Execution, Average Pricing and Pro Rata Allocation of Sales. Seller agrees and acknowledges that:
a)	Broker may effect Sales hereunder jointly with orders for other sellers of ADS of the Issuer and the average price for executions resulting from bunched orders will be assigned to Seller’s account.

b)	Broker may make a market in the ADS and may engage in market-making activities while executing transactions on behalf of Seller pursuant to the Sales Plan.
5.	Seller’s Representations, Warranties and Covenants. Seller represents, warrants and covenants to Broker as follows:
a)
Seller is not aware of material, nonpublic information regarding the Issuer or its securities (including the ADS), Seller is not currently subject to any quarterly or special blackout with respect to the Issuer or its securities (including the ADS), and this Sales Plan complies with the Issuer’s insider trading policy;

b)	Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;
c)	Seller has not entered into any other plan pursuant to Rule 10b5-1 with respect to Issuer’s securities;
d)
Seller has consulted with Seller’s own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Broker or any person affiliated with Broker in connection with Seller’s entry into and implementation of this Sales Plan;

e)
Seller has not entered into or altered, and will not enter into or alter, any corresponding or hedging transaction or position with respect to the ADS and will not alter or deviate from the terms of this Sales Plan except in accordance with the provisions of Section 9 hereof;

f)
Seller owns the Shares free and clear and the Shares are not subject to any agreement granting any pledge, lien, mortgage, hypothecation, security interest, charge, option or encumbrance or any other limitation on disposition, other than Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended;

g)
Except for Rule 144, there are no contractual, regulatory, or other restrictions applicable to the Sales contemplated under this Sales Plan that would interfere with Broker’s ability to execute Sales and effect delivery and settlement of such Sales on behalf of Seller, other than restrictions with respect to which Seller has obtained all required consents, approvals, and waivers;

h)
The Shares are “restricted securities” and/or Seller may be deemed an “affiliate” of the Issuer as those terms are defined in Rule 144. Seller shall not take, and shall not cause any person or entity with which he or she would be required to aggregate sales of ADS pursuant to Rule 144 to take, any action that would cause the Sales not to comply with Rule 144.  Seller has delivered the Shares to Broker and has provided Broker with ten (10) executed Forms 144 (and will promptly provide Broker such number of additional executed Forms 144 as Broker shall reasonably request), which Broker will complete and file on behalf of Seller.  Seller requests and authorizes (unless otherwise agreed or instructed) Broker to complete and file any Forms 144 (pre-signed by Seller) as shall be necessary to effect Sales under the Sales Plan.  Each Form 144 shall specify that the Sales are effected pursuant to a sales plan intended to comply with Rule 10b5-1.  Seller agrees to provide Broker with such information (including, but not limited to, a duly executed representation letter in Broker’s standard form) as Broker shall reasonably request or as is reasonably necessary for Broker accurately and timely to complete the Forms 144;

i)
Seller will inform Broker promptly of (i) any subsequent restrictions imposed on Seller due to changes in law or any contractual restrictions imposed on the Issuer that would prevent Broker or Seller from complying with this Sales Plan, and (ii) the occurrence of any event as set forth in this Sales Plan that would cause the Sales Plan to be suspended or terminated under Sections 3, 6 or 7 hereof.  Seller will notify Broker within one (1) business day of any sale by or on behalf of Seller or its affiliates of Issuer’s securities;

j)
Seller will not, directly or indirectly, communicate any material nonpublic information relating to Issuer or the Issuer’s securities to any employee, agent or representative of Broker or its affiliates who is directly or indirectly involved in executing this Sales Plan, nor will Seller seek to control or influence Broker or discuss with Broker how, when or whether to effect trading under this Sales Plan, in each case, while this Sales Plan is in effect;

k)
Seller is solely responsible for compliance with and shall make all filings, if any, required under Sections 13(d) and 16 of the Exchange Act.  Broker shall provide Seller and Issuer notice of each Sale pursuant to this Sales Plan no later than the close of business on the first business day following the Sale;

l)	Seller has all requisite power and authority to enter into this Sales Plan;
m)	Issuer’s general counsel, on behalf of Issuer has reviewed and acknowledged this Sales Plan; and

n)	Seller will notify Broker immediately upon any of the foregoing representations or warranties becoming untrue.
6.
Market Disruption; Restriction.  Seller understands that Broker’s ability to effect a Sale may be affected by market disruption or a legal, regulatory or contractual restriction applicable to Broker or any other event or circumstance (a “Blackout”).  Seller acknowledges that, even in the absence of a Blackout, Broker may be unable to effect Sales consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the ADS to reach and sustain a limit order price, or other market factors (“Unfilled Sales”).  Broker agrees that if Issuer enters into a transaction that imposes trading restrictions on Seller, such as a stock offering requiring an affiliate lock-up (an “Issuer Restriction”) and if Issuer or Seller provide Broker prior notice of such trading restrictions, then as soon as reasonably practicable Broker will cease effecting Sales under this Sales Plan until notified by the Issuer or Seller that such restrictions have terminated.  Notwithstanding anything herein to the contrary, all required notifications to Broker under this Section 6 shall be made in writing (signed by Seller or Issuer) and confirmed by telephone as follows: (Attn: John McPhee and Eric Olson; Tel No. 617.918.4900; Fax: 617.918.4945).  Broker shall resume effecting Sales in accordance with this Sales Plan as soon as practicable after the cessation or termination of a Blackout or Issuer Restriction.

7.	Suspension. Sales under this Sales Plan will be suspended (and Broker shall have no liability in connection therewith) if:

a)	trading of the ADS on the principal exchange or market on which the ADS trades is suspended for any reason; or
b)
Broker is notified in writing by Seller or the Issuer that a Sale should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or Seller.  Notwithstanding anything herein to the contrary, any required notifications to Broker under this Section 7 shall be made in writing (signed by Seller or Issuer) and confirmed by telephone as follows: (Attn: John McPhee and Eric Olson; Tel No. 617.918.4900; Fax: 617.918.4945).

8.
Following Suspension.  Broker will resume Sales in accordance with the Sales Plan as promptly as practicable after (i) Broker receives notice in writing from Seller or the Issuer, as the case may be, that it may resume Sales in accordance with the formula described in Annex B in the case of an event described in Section 7(b); or (ii) Broker determines, in its sole discretion, that it may resume Sales in accordance with the formula in Annex B in the case of an event described in Sections 7(a). Shares allocated under the Sales Plan for sale during a period that has elapsed due to a suspension under Section 7 will be carried forward with the next amount of Shares to be sold in accordance with Annex B.

9.
Amendment.  The Sales Plan may be modified or amended only by a writing in the form of Annex C hereof, signed and dated by Seller, Broker and the Issuer’s general counsel.  Any such modification or amendment shall be deemed to constitute the creation of a new Sales Plan and Seller shall be required to restate and reaffirm as of the date of such modification or amendment each representation and warranty set forth in Section 5 hereof.  In the event of a modification or amendment of this Sales Plan, no Sales shall be effected during the fourteen (14) days immediately following such modification or amendment (other than Sales already provided for in the Sales Plan prior to modification or amendment, to the extent legally permissible).

10.
Indemnification.  Seller agrees that Broker and its controlling persons and affiliates and their directors, officers, employees, assignees and agents (collectively, “Broker Persons”) shall not have any liability whatsoever to Seller for any action taken or omitted to be taken in relating to or arising out of, directly or indirectly, this Sales Plan, the making of any Sale, or any amendment, modification, or termination of the Sales Plan (each, an “Action”). Seller further agrees to indemnify and hold each Broker Person free and harmless from any and all losses, claims, damages, liabilities, or expenses, joint or several (including reasonable attorneys’ fees and costs), incurred or sustained by such Broker Person in connection with or arising out of the investigation of, preparation for or defense or settlement of any pending or threatened claim or action, suit or proceeding arising therefrom, whether or not such Broker Person is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Seller, in each case, relating to or arising out of, directly or indirectly this Sales Plan or any Action and to reimburse each Broker Person for its expenses (including reasonable attorneys’ fees and expenses) as they are incurred in connection with any Action or relating to or arising out of, directly or indirectly, any breach by Seller of this Sales Plan or any violation by Seller of applicable laws or regulations.  Neither of the foregoing limitation on Broker’s liability or the indemnification by Seller shall apply in the case of Broker’s gross negligence or willful misconduct, as finally adjudicated by a court of competent jurisdiction.  This Section 10 shall survive termination, amendment or modification of this Sales Plan.

11.
No Fiduciary.  Seller aggress that Broker is acting solely as its agent and shall not by reason thereof assume any fiduciary or advisory relationship with Seller.  Nothing in this Sales Plan shall be construed to impose upon Broker any obligation to exercise discretion over how, when or whether to effect Sales.

12.
Miscellaneous.  This Sales Plan and its enforcement, and each transaction entered into hereunder and all matters arising in connection with this Sales Plan and transactions hereunder shall be governed by, and construed in accordance with the laws of the Commonwealth of Massachusetts, without reference to its choice of law doctrine.  The parties hereto irrevocably consent to the jurisdiction of the courts of the County of Suffolk, Commonwealth of Massachusetts or the Federal courts sitting in Boston, Massachusetts.  The provisions of this Sales Plan shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of any other provisions hereof.  The headings herein are for convenience of reference only and shall not impact the interpretation of this Sales Plan.  This Sales Plan may be signed in any number of counterparts and by electronic or facsimile signature.  Except as otherwise provided herein, all notices hereunder shall be given in accordance with Rider A.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date below:

Abingworth Bioventures V Co-Invest		Leerink Swann LLC
Growth Equity Fund LP acting by its manager Abingworth LLP		/s/ John McPhee
/s/ James Abell		Name: John McPhee
(Seller)		Title: Managing Director
		Date:	[10/10/11]
Date:	10 – OCTOBER - 2011

Acknowledged By:
Amarin Corp (Issuing Company)

By:	/s/ John Thero
Name:	John Thero
Title:	President
Date:	10/10/11

Rider A

All notices, reports, records or other communications that are required to be given to the parties under this Sales Plan shall be in writing and shall be given personally, telegraphed, telexed, sent by facsimile transmission or electronic mail, or sent by prepaid air courier or certified, registered or express mail, postage prepaid.  Any such notice shall be deemed to have been given (a) when received, if delivered in person, telegraphed, telexed, sent by facsimile transmission or electronic mail, or sent by prepaid air courier; or (b) three (3) business days following the mailing thereof, if mailed by certified first class mail, postage prepaid, return receipt requested, in any such case as follows (or to such other address or addresses as a party may have advised the other party in the manner provided in this section):

If to Seller:	James Abell Abingworth LLP 38 Jermyn Street, London SW1Y 6DN Phone: +44 (0)20 7534 1500 Fax: +44 (0) 20 7534 1539 Email: abell@abingworth.com
If to Issuer:	John Thero Amarin Corp 12 Roosevelt Avenue, 3rd Floor Mystic, CT 06355 Phone: 860-572-4979 Fax: 860-572-4940 Email: john.thero@amarincorp.com
If to Broker:	Leerink Swann LLC One Federal Street, 37th Floor Boston, MA 02110 Attn: John McPhee Phone: 617.918.4845 Fax: 617.918.4900 Email: Johnp@leerink.com

Annex B

Amarin Corp (AMRN) [ADS]

Sell up to a maximum of  3,000,000 shares of AMRN under this Sales Plan in accordance with the following:

Date/Date Ranges:			Number of shares to be sold*	$ Limit or market (if any):	Nature of Acquisition:

5-Dec-2011	Thru & including	10-Oct 2012	1,000,000	[ ]
5-Dec-2011	Thru & including	10-Oct 2012	1,000,000	[ ]
5-Dec-2011	Thru & including	10-Oct 2012	1,000,000	[ ]

		Total:	3,000,000

*Share amounts and limits shall be increased or decreased to reflect stock splits or reverse stock splits should they occur. In the event of a reincorporation or other corporate reorganization resulting in a share-for-share exchange of new shares for the Shares subject to the Sales Plan, the new shares will automatically replace the Shares.

Leerink Swann LLC
/s/ John McPhee
/s/ James Abell		Name: John McPhee
Seller: Abingworth Bioventures V Co-Invest Growth Equity Fund LP		Title: Managing Director
Date:	17–OCT–2011	Date:	10–17–11

Acknowledged By:
Amarin Corp (Issuing Company)

/s/ John Thero
Signature:	John Thero
Title:	President
Date:	Oct 18, 2011

Annex C – Form of Amendment of Sales Plan

Dated:     17-OCT      , 2011

The agreement dated as of _10-OCT__,__2011_, (the “Sales Plan”), by and between Leerink Swann LLC (“Broker”) and __*__________________ (“Seller”) is hereby amended as set forth herein.  Capitalized terms used herein and not otherwise defined, have the meanings set forth in the Sales Plan.

1.	[N]ew sales instructions attached.

2.	Each of Seller and Broker acknowledge that its respective representations, warranties and covenants set forth in the Sales Plan are true, correct and affirmed as of the date hereof.

3.	This Amendment shall become effective on the date hereof.

4.	Except as set forth herein, the Sales Plan shall remain in full force and effect in accordance with its terms.

*ABINGWORTH BIOVENTURES V CO-INVEST GROWTH EQUITY FUND L.P. ACTING BY ITS MANAGER, ABINGWORTH LLP
Leerink Swann LLC
/s/ John McPhee
/s/ James Abell		Name: John McPhee
Seller Name:	*	Title: Managing Director

Date:	17–OCT–2011	Date:	10-17-2011

Acknowledged By:

[Amarin Corp ]
(Issuing Company)

/s/ John Thero
Signature:

John F. Thero
Printed Name:

Title:	President

EXHIBIT 17

Stock Only Version

Date:    October 10, 2011

Mr. John McPhee
Leerink Swann LLC
One Federal Street, 37th Floor
Boston, MA 02110

Re:	Abingworth Bioequities Master Fund LTD — Rule 10b5-1 plan for the Sale of Amarin Corporation plc ADS (Ticker: AMRN)

This agreement will authorize Leerink Swann LLC (“Broker”) to sell shares of Amarin Corporation plc (the “Issuer”) ADS, par value [50 pence] per share (the “ADS”) (Ticker: AMRN) on behalf of Abingworth Bioequities Master Fund Ltd (“Seller”) pursuant to the instructions on Annex B (the “Instructions”).
It is the intent of Seller and Broker that this Sales Plan (the “Sales Plan”) be effected pursuant to Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Accordingly, this Sales Plan, including the Instructions with respect to sales of ADS, are designed to comply with Rule 10b5-1(c) and are to be interpreted and applied accordingly.
Seller and Broker hereby agree as follows:
1.
Sales Plan.  Broker shall effect one or more sales (each a “Sale”) of shares of ADS (the “Shares”) as further set forth in the attached Annex B to this Sales Plan.  All orders will be deemed day orders only and not held unless otherwise specified in Annex B.

2.
Effective Date.  This Sales Plan shall become effective on the date that Broker notifies Seller of its acceptance by Broker of this Sales Plan (the “Effective Date”).  Any sale date on Annex B shall be at least Fourteen (14) calendar days following the Effective Date.

3.	Termination Date. This Sales Plan shall terminate on the earliest of:
a)	Date: 10 October 2012;
b)	the date on which Broker has sold all Shares specified in Annex B;
c)	Broker’s receipt of Seller’s written notice of termination (which Seller agrees to file with Issuer within five (5) business days thereafter);
d)
receipt by Broker of written notice from Seller or the Issuer of (i) the filing of a bankruptcy petition by Issuer; (ii) a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares into shares of a company other than the Issuer; or (iii) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part);

e)	the receipt by Broker of written notice of Seller’s death; or
f)	immediately upon Broker’s written notice to Seller.
4.	Execution, Average Pricing and Pro Rata Allocation of Sales. Seller agrees and acknowledges that:
a)	Broker may affect Sales hereunder jointly with orders for other sellers of ADS of the Issuer and the average price for executions resulting from bunched orders will be assigned to Seller’s account.

b)	Broker may make a market in the ADS and may engage in market-making activities while executing transactions on behalf of Seller pursuant to the Sales Plan.
5.	Seller’s Representations, Warranties and Covenants. Seller represents, warrants and covenants to Broker as follows:
a)
Seller is not aware of material, nonpublic information regarding the Issuer or its securities (including the ADS), Seller is not currently subject to any quarterly or special blackout with respect to the Issuer or its securities (including the ADS), and this Sales Plan complies with the Issuer’s insider trading policy;

b)	Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;
c)	Seller has not entered into any other plan pursuant to Rule 10b5-1 with respect to Issuer’s securities;
d)
Seller has consulted with Seller’s own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Broker or any person affiliated with Broker in connection with Seller’s entry into and implementation of this Sales Plan;

e)
Seller has not entered into or altered, and will not enter into or alter, any corresponding or hedging transaction or position with respect to the ADS and will not alter or deviate from the terms of this Sales Plan except in accordance with the provisions of Section 9 hereof;

f)
Seller owns the Shares free and clear and the Shares are not subject to any agreement granting any pledge, lien, mortgage, hypothecation, security interest, charge, option or encumbrance or any other limitation on disposition, other than Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended;

g)
Except for Rule 144, there are no contractual, regulatory, or other restrictions applicable to the Sales contemplated under this Sales Plan that would interfere with Broker’s ability to execute Sales and effect delivery and settlement of such Sales on behalf of Seller, other than restrictions with respect to which Seller has obtained all required consents, approvals, and waivers;

h)
The Shares are “restricted securities” and/or Seller may be deemed an “affiliate” of the Issuer as those terms are defined in Rule 144.  Seller shall not take, and shall not cause any person or entity with which he or she would be required to aggregate sales of ADS pursuant to Rule 144 to take, any action that would cause the Sales not to comply with Rule 144.  Seller has delivered the Shares to Broker and has provided Broker with ten (10) executed Forms 144 (and will promptly provide Broker such number of additional executed Forms 144 as Broker shall reasonably request), which Broker will complete and file on behalf of Seller.  Seller requests and authorizes (unless otherwise agreed or instructed) Broker to complete and file any Forms 144 (pre-signed by Seller) as shall be necessary to effect Sales under the Sales Plan.  Each Form 144 shall specify that the Sales are effected pursuant to a sales plan intended to comply with Rule 10b5-1.  Seller agrees to provide Broker with such information (including, but not limited to, a duly executed representation letter in Broker’s standard form) as Broker shall reasonably request or as is reasonably necessary for Broker accurately and timely to complete the Forms 144;

i)
Seller will inform Broker promptly of (i) any subsequent restrictions imposed on Seller due to changes in law or any contractual restrictions imposed on the Issuer that would prevent Broker or Seller from complying with this Sales Plan, and (ii) the occurrence of any event as set forth in this Sales Plan that would cause the Sales Plan to be suspended or terminated under Sections 3, 6 or 7 hereof.  Seller will notify Broker within one (1) business day of any sale by or on behalf of Seller or its affiliates of Issuer’s securities;

j)
Seller will not, directly or indirectly, communicate any material nonpublic information relating to Issuer or the Issuer’s securities to any employee, agent or representative of Broker or its affiliates who is directly or indirectly involved in executing this Sales Plan, nor will Seller seek to control or influence Broker or discuss with Broker how, when or whether to effect trading under this Sales Plan, in each case, while this Sales Plan is in effect;

k)
Seller is solely responsible for compliance with and shall make all filings, if any, required under Sections 13(d) and 16 of the Exchange Act.  Broker shall provide Seller and Issuer notice of each Sale pursuant to this Sales Plan no later than the close of business on the first business day following the Sale;

l)	Seller has all requisite power and authority to enter into this Sales Plan;
m)	Issuer’s general counsel, on behalf of Issuer has reviewed and acknowledged this Sales Plan; and

n)	Seller will notify Broker immediately upon any of the foregoing representations or warranties becoming untrue.
6.
Market Disruption; Restriction.  Seller understands that Broker’s ability to effect a Sale may be affected by market disruption or a legal, regulatory or contractual restriction applicable to Broker or any other event or circumstance (a “Blackout”).  Seller acknowledges that, even in the absence of a Blackout, Broker may be unable to effect Sales consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the ADS to reach and sustain a limit order price, or other market factors (“Unfilled Sales”).  Broker agrees that if Issuer enters into a transaction that imposes trading restrictions on Seller, such as a stock offering requiring an affiliate lock-up (an “Issuer Restriction”) and if Issuer or Seller provide Broker prior notice of such trading restrictions, then as soon as reasonably practicable Broker will cease effecting Sales under this Sales Plan until notified by the Issuer or Seller that such restrictions have terminated.  Notwithstanding anything herein to the contrary, all required notifications to Broker under this Section 6 shall be made in writing (signed by Seller or Issuer) and confirmed by telephone as follows: (Attn: John McPhee and Eric Olson; Tel No. 617.918.4900; Fax: 617.918.4945).  Broker shall resume effecting Sales in accordance with this Sales Plan as soon as practicable after the cessation or termination of a Blackout or Issuer Restriction.

7.	Suspension. Sales under this Sales Plan will be suspended (and Broker shall have no liability in connection therewith) if:

a)	trading of the ADS on the principal exchange or market on which the ADS trades is suspended for any reason; or
b)
Broker is notified in writing by Seller or the Issuer that a Sale should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or Seller.  Notwithstanding anything herein to the contrary, any required notifications to Broker under this Section 7 shall be made in writing (signed by Seller or Issuer) and confirmed by telephone as follows: (Attn: John McPhee and Eric Olson; Tel No. 617.918.4900; Fax: 617.918.4945).

8.
Following Suspension.  Broker will resume Sales in accordance with the Sales Plan as promptly as practicable after (i) Broker receives notice in writing from Seller or the Issuer, as the case may be, that it may resume Sales in accordance with the formula described in Annex B in the case of an event described in Section 7(b); or (ii) Broker determines, in its sole discretion, that it may resume Sales in accordance with the formula in Annex B in the case of an event described in Sections 7(a).  Shares allocated under the Sales Plan for sale during a period that has elapsed due to a suspension under Section 7 will be carried forward with the next amount of Shares to be sold in accordance with Annex B.

9.
Amendment.  The Sales Plan may be modified or amended only by a writing in the form of Annex C hereof, signed and dated by Seller, Broker and the Issuer’s general counsel.  Any such modification or amendment shall be deemed to constitute the creation of a new Sales Plan and Seller shall be required to restate and reaffirm as of the date of such modification or amendment each representation and warranty set forth in Section 5 hereof.  In the event of a modification or amendment of this Sales Plan, no Sales shall be effected during the fourteen (14) days immediately following such modification or amendment (other than Sales already provided for in the Sales Plan prior to modification or amendment, to the extent legally permissible).

10.
Indemnification.  Seller agrees that Broker and its controlling persons and affiliates and their directors, officers, employees, assignees and agents (collectively, “Broker Persons”) shall not have any liability whatsoever to Seller for any action taken or omitted to be taken in relating to or arising out of, directly or indirectly, this Sales Plan, the making of any Sale, or any amendment, modification, or termination of the Sales Plan (each, an “Action”).  Seller further agrees to indemnify and hold each Broker Person free and harmless from any and all losses, claims, damages, liabilities, or expenses, joint or several (including reasonable attorneys’ fees and costs), incurred or sustained by such Broker Person in connection with or arising out of the investigation of, preparation for or defense or settlement of any pending or threatened claim or action, suit or proceeding arising therefrom, whether or not such Broker Person is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Seller, in each case, relating to or arising out of, directly or indirectly this Sales Plan or any Action and to reimburse each Broker Person for its expenses (including reasonable attorneys’ fees and expenses) as they are incurred in connection with any Action or relating to or arising out of, directly or indirectly, any breach by Seller of this Sales Plan or any violation by Seller of applicable laws or regulations.  Neither of the foregoing limitation on Broker’s liability or the indemnification by Seller shall apply in the case of Broker’s gross negligence or willful misconduct, as finally adjudicated by a court of competent jurisdiction.  This Section 10 shall survive termination, amendment or modification of this Sales Plan.

11.
No Fiduciary.  Seller aggress that Broker is acting solely as its agent and shall not by reason thereof assume any fiduciary or advisory relationship with Seller.  Nothing in this Sales Plan shall be construed to impose upon Broker any obligation to exercise discretion over how, when or whether to effect Sales.

12.
Miscellaneous.  This Sales Plan and its enforcement, and each transaction entered into hereunder and all matters arising in connection with this Sales Plan and transactions hereunder shall be governed by, and construed in accordance with the laws of the Commonwealth of Massachusetts, without reference to its choice of law doctrine.  The parties hereto irrevocably consent to the jurisdiction of the courts of the County of Suffolk, Commonwealth of Massachusetts or the Federal courts sitting in Boston, Massachusetts. The provisions of this Sales Plan shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of any other provisions hereof. The headings herein are for convenience of reference only and shall not impact the interpretation of this Sales Plan.  This Sales Plan may he signed in any number of counterparts and by electronic or facsimile signature.  Except as otherwise provided herein, all notices hereunder shall be given in accordance with Rider A.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date below:

Abingworth Bioequities Master Fund Ltd		Leerink Swann LLC
(Seller)		/s/ John McPhee
/s/ James Abell		Name: John McPhee
James Abell		Title: Managing Director
		Date:	10/10/11
Date:	10 – OCTOBER - 2011

Acknowledged By:
Amarin Corp (Issuing Company)

By:	/s/ John Thero
Name:	John Thero
Title:	President
Date:	10/10/11

Rider A

All notices, reports, records or other communications that are required to be given to the parties under this Sales Plan shall be in writing and shall be given personally, telegraphed, telexed, sent by facsimile transmission or electronic mail, or sent by prepaid air courier or certified, registered or express mail, postage prepaid.  Any such notice shall be deemed to have been given (a) when received, if delivered in person, telegraphed, telexed, sent by facsimile transmission or electronic mail, or sent by prepaid air courier; or (b) three (3) business days following the mailing thereof, if mailed by certified first class mail, postage prepaid, return receipt requested, in any such case as follows (or to such other address or addresses as a party may have advised the other party in the manner provided in this section):

If to Seller:	James Abell Abingworth LLP 38 Jermyn Street, London SW1Y 6DN Phone: +44 (0)20 7534 1500 Fax: +44 (0) 20 7534 1539 Email: abell@abingworth.com
If to Issuer:	John Thero Amarin Corp 12 Roosevelt Avenue, 3rd Floor Mystic, CT 06355 Phone: 860-572-4979 Fax: 860-572-4940 Email: john.thero@amarincorp.com
If to Broker:	Leerink Swann LLC One Federal Street, 37th Floor Boston, MA 02110 Attn: John McPhee Phone: 617.918.4845 Fax: 617.918.4900 Email: Johnp@leerink.com

Annex B

Amarin Corp (AMRN) [ADS]

Sell up to a maximum of  900,000 shares of AMRN under this Sales Plan in accordance with the following:

Date/Date Ranges:			Number of shares to be sold*	$ Limit or market (if any):	Nature of Acquisition:

5-Dec-2011	Thru & including	10-Oct 2012	300,000	[ ]
5-Dec-2011	Thru & including	10-Oct 2012	300,000	[ ]
5-Dec-2011	Thru & including	10-Oct 2012	300,000	[ ]

		Total:	900,000

*Share amounts and limits shall be increased or decreased to reflect stock splits or reverse stock splits should they occur.  In the event of a reincorporation or other corporate reorganization resulting in a share-for-share exchange of new shares for the Shares subject to the Sales Plan, the new shares will automatically replace the Shares.

Leerink Swann LLC
/s/ John McPhee
/s/ James Abell		Name: John McPhee
Seller: Abingworth Bioequities Master Fund Ltd.		Title: Managing Director
Date:	17–OCT–2011	Date:	10–17–11

Acknowledged By:
Amarin Corp (Issuing Company)

/s/ John Thero
Signature:	John Thero
Title:	President
Date:	October 18, 2011

Annex C – Form of Amendment of Sales Plan

Dated:     17-OCT      , 2011

The agreement dated as of _10-OCT__,__2011_, (the “Sales Plan”), by and between Leerink Swann LLC (“Broker”) and __*__________________ (“Seller”) is hereby amended as set forth herein.  Capitalized terms used herein and not otherwise defined, have the meanings set forth in the Sales Plan.

1.	[N]ew sales instructions attached.

2.	Each of Seller and Broker acknowledge that its respective representations, warranties and covenants set forth in the Sales Plan are true, correct and affirmed as of the date hereof.

3.	This Amendment shall become effective on the date hereof.

4.	Except as set forth herein, the Sales Plan shall remain in full force and effect in accordance with its terms.

*ABINGWORTH BIOEQUITIES MASTER FUND LTD
Leerink Swann LLC
/s/ John McPhee
/s/ James Abell		Name: John McPhee
Seller Name:	*	Title: Managing Director

Date:	17–OCT–2011	Date:	10-17-2011

Acknowledged By:

[Amarin Corp ]
(Issuing Company)

/s/ John Thero
Signature:

John F. Thero
Printed Name:

Title:	President